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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                 Filing No. 1 for the Month of September, 2000

                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

           6725 Airport Road, Suite 201, Mississauga ON, Canada L4V IV2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                             Form 20-F X    Form 40-F
                                       --            --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No  X
                                 ---           ---
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                          BID.COM INTERNATIONAL INC.

     Bid.Com International Inc. ("Bid.Com" or the "Company") issued a press release on August 31, 2000, announcing that it will realize a significant investment gain as a result of America Online's acquisition of Quack.com. Bid.Com will receive American Online Inc. Common Stock with an approximate current value of Cdn$24 million in exchange for its equity position in Quack.com, a Cdn$23 million gain over its initial investment of Cdn$1 million. Bid.Com acquired its equity position in Quack.com in connection with its provision to Quack.com of an online auction technology platform and related services.

     The gain from this investment is expected to significantly enhance Bid.Com's long-term cash position without any dilution to shareholders and will permit Bid.Com to accelerate its global e-commerce activities.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business sales and operations, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

     The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).
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                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  BID.COM INTERNATIONAL INC.


Date: September 1, 2000           By: /s/ Mark Wallace
                                      ----------------------------------
                                      Name: Mark Wallace
                                      Title: Chief Operating Officer